Exhibit 99.3

Cheche Group Inc.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)

of
Please Print Address(es)

Being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint of
or failing him/her

of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the Company (the “EGM”) to be held on June 12, 2026 at 10 A.M. Beijing time at 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China, and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Proposal 1: Share Consolidation		For	Against	Abstain

By ordinary resolutions that:

(i)

every thirty-five (35) issued and unissued class A ordinary shares of par value of US$0.00001 each be consolidated into one (1) class A ordinary share of par value US$0.00035 each (the “Class A Ordinary Share”), and every thirty-five (35) issued and unissued class B ordinary shares of par value US$0.00001 each be consolidated into one (1) class B ordinary share of par value US$0.00035 each (the “Class B Ordinary Share”) (the “Share Consolidation”), subject to shareholders’ approval and becoming effective on such date as determined by the chairman of the Board or any committee or any officer;

(ii)	the chairman of the Board or any committee or any officer be authorized to determine the effective date of the Share Consolidation and to implement such Share Consolidation in its sole discretion;

(iii)	any fractional share of a Class A Ordinary Share or Class B Ordinary Share that a shareholder would otherwise be entitled to receive as a result of the Share Consolidation shall be rounded to the nearest whole number of the same class (with any fractional share of 0.5 or greater rounded up and any fractional share of less than 0.5 rounded down), or in such other manner as the chairman of the Board (or any committee or any officer) determines;

(iv)	any one or more Directors and/or officers, the registered office provider and the transfer agent of the Company are authorized to perform all such acts and execute all such documents, including under seal where applicable, as they consider necessary or expedient to implement the Share Consolidation and related matters, including without limitation (a) making all filings with the Cayman Islands Registrar of Companies in connection with the Share Consolidation, (b) furnishing or filing a Form 6-K with the U.S. Securities and Exchange Commission, (c) obtaining a new CUSIP number for the consolidated Class A Ordinary Shares and Class B Ordinary Shares, (d) notifying Nasdaq and any other applicable governmental or regulatory authorities of the Share Consolidation, and (e) updating the register of members to reflect the Share Consolidation, cancelling existing share certificates and issuing new certificates as appropriate; and

(v)	subject to and notwithstanding shareholders’ approval of the Share Consolidation, the Board or any authorized officer shall be authorized to abandon or delay the Share Consolidation if the Board determined it to be in the best interests of the Company and its shareholders.

Proposal 2: Adoption of Second Amended and Restated Memorandum and Articles of Association	For	Against	Abstain

Subject to the shareholders’ approval of the Share Consolidation and following the Share Consolidation, by special resolution that the current memorandum and articles of association of the Company (the “Current M&A”) be and hereby is amended and restated by the deletion of its entirety and the substitution in its place of the second amended and restated memorandum and articles of association (the “New M&A”) effective on such date as determined by the chairman of the Board or any committee or any officer, in the form attached hereto as Annex A to reflect the Share Consolidation; and

By ordinary resolution that any one or more Directors and/or officers of the Company, the registered office provider and the transfer agent of the Company are hereby authorized to do all such acts and things, and execute all such documents, as they deem necessary or expedient to give effect to these resolutions, including but not limited to filing the New M&A with the Registrar of Companies in the Cayman Islands.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders: _____________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China, Attention: Proxy Operation, or send copies of the foregoing by email to fangqi@cheche365.com marked for the attention of Lei Zhang, as soon as possible and in any event not later than the close of business on June 10, 2026, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialed by you.

8	A proxy may only vote on a poll.

9	One or more holders of shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, shall constitute a quorum.

10	In accordance with Article 68 of the Current M&A of the Company, the chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. The current chairperson of the Company is Lei Zhang, thus he shall preside as the chairman of the EGM.

11	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12	In accordance with Article 161 of the Current M&A of the Company, the Company has established the close of business on May 22, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

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